As filed with the Securities and Exchange Commission on November 15, 2012

Registration No. 333-184134

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

State of Israel

(Name of Registrant)

Name and address of authorized agent in the United States:
Sigalit Siag
Chief Fiscal Officer for the Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th floor
New York, New York 10017

Copy to:
Steven G. Tepper, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022

     Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

     The debt securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of		Maximum	Maximum
Securities to be	Amount to	Aggregate	Aggregate	Amount of
Registered	Be Registered	Offering Price Per Unit (1)	Offering Price(1)(2)	Registration Fee
Debt Securities	$7,000,000,000	100%	$ 4,500,000	$515,700

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Exclusive of accrued interest, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The Registrant has prepared this Amendment No. 1 to the Registration Statement under Schedule B (File No. 333-184134) for the purpose of filing with the Securities and Exchange Commission certain exhibits to the Registration Statement. This Amendment No. 1 does not modify any provisions of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

Part II

EXPENSES

     The following is an estimate of the fees and expenses of the State of Israel in connection with the offering of the debt securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$515,700
Costs of printing and preparing Registration Statement, Prospectus and other documents	$125,000	*
Fiscal agent fees and expenses	$20,000	*
Legal fees	$400,000	*
Blue sky and legal investment memoranda fees and expenses	$20,000	*
Miscellaneous	$40,000	*

Total	$1,120,700

*	Estimated.

UNDERTAKINGS

Israel hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that Israel shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of Israel’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINIONS

     The Registrant hereby agrees to furnish copies of the opinions of the Legal Advisor to the Ministry of Finance, as required, in amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-4

4.	The following Exhibits:

(1)	Form of proposed Underwriting Agreement.*

(2)	Form of proposed Fiscal Agency Agreement, including forms of debt securities.**

(3)	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel.*

(4)	Opinion of Arnold & Porter LLP.*

(5)	The consent of the Legal Advisor to the Ministry of Finance of the State of Israel (included as part of Exhibit 4(3)).*

(6)	The consent of Arnold & Porter LLP (contained in Exhibit 4(4)).*

(7)	The consent of the Director General of the Ministry of Finance.*

(8)	Form of Amendment No. 1 to the Fiscal Agency Agreement between the Government of Israel on behalf of the State of Israel and Citibank, N.A., as Fiscal Agent.***

*	Filed herewith.
**	Previously filed in connection with Registration Statement No. 33-99356 and incorporated by reference herein.
***	Previously filed in connection with Registration Statement No. 33-112271 and incorporated by reference herein.

SIGNATURE OF REGISTRANT

     Pursuant to the requirements of the United States Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, who are duly authorized to execute the foregoing in their official capacity as Chief Fiscal Officer for the Western Hemisphere and Deputy Chief Fiscal Officer for the Western Hemisphere, of the Ministry of Finance of the State of Israel, respectively.

STATE OF ISRAEL

By:	/s/ Sigalit Siag
Sigalit Siag
Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

By:	/s/ Amnon Kraus
Amnon Kraus
Deputy Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

New York, New York

November 15, 2012

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